SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2020

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR TO RESTORE 40% OF SCHEDULED FLIGHTS FROM 1 JULY

CREW & PASSENGERS TO WEAR FACE MASKS & PASS TEMPERATURE CHECKS

Ryanair, Europe's largest low fares airline, today (Tues 12th May) announced plans to return to 40% of normal flight schedules from Wed 1 July 2020, subject to Government restrictions on intra-EU flights being lifted, and effective public health measures being put in place at airports. Ryanair will operate a daily flight schedule of almost 1,000 flights, restoring 90% of its pre-Covid-19 route network. Full details of these routes, frequencies, flight times, and promotional prices are available on www.Ryanair.com

Since the Covid-19 flight restrictions in mid-March, Ryanair has been operating a skeleton daily schedule of 30 flights between Ireland, the UK and Europe. From July, Ryanair will restart flying from most of its 80 bases across Europe. There will be fewer daily/weekly frequencies on trunk routes, as Ryanair works to restore some services on the widest number of routes, rather than operating high frequency services on a small number.

Ryanair also released a return to flying video, (click here) or visit the www.Ryanair.com  homepage, encouraging passengers to observe effective health measures to limit the Covid-19 virus. These include fewer checked bags, check in online, downloading boarding pass to the passenger smart phone, as well as undergoing temperature checks at airport entry and wearing face masks/coverings at all times in the terminal and on board aircraft. All Ryanair aircraft are fitted with HEPA air filters (similar to those used in critical hospital wards) and all aircraft interior surfaces are disinfected every night with chemicals, which are effective for over 24 hours. While temperature checks and face masks/coverings are the cornerstone of this healthy return to service, social distancing at airports and onboard aircraft will be encouraged where it is possible.

On board its aircraft, Ryanair cabin crew will wear face masks/coverings and a limited inflight service will be offered of pre-packaged snacks and drinks, but no cash sales. All onboard transactions will be cashless. Queuing for toilets will also be prohibited on board although toilet access will be made available to individual passengers upon request. Ryanair encourages passengers to regularly hand wash and use hand sanitizers in airport terminals.

As a temporary further public health measure, while EU States emerge from their respective Covid-19 lockdowns, Ryanair will require all passengers flying in July & Aug to fill in details (at the point of check in) of how long their planned visit will be, and also their address while visiting another EU country, and this contact information will be provided to EU Governments to help them to monitor any isolation regulations they require of visitors on intra-EU flights.

Ryanair's CEO Eddie Wilson said:

"It is important for our customers and our people that we return to some normal schedules from 1 July onwards. Governments around Europe have implemented a 4 month lockdown to limit the spread of the Covid-19 virus. After 4 months, it is time to get Europe flying again  so we can reunite friends and families, allow people to return to work, and restart Europe's tourism industry, which provides so many millions of jobs.

Ryanair will work closely with public health authorities to ensure that these flights comply, where possible, with effective measures to limit the spread of Covid-19. As already shown in Asia, temperature checks and face masks/coverings are the most effective way to achieve this on short haul (1 hour) within Europe's single market.

Now that Europe's States are allowing some gradual return to normal life, we expect this will evolve over the coming weeks and months. With more than 6 weeks to go to 1st July, Ryanair believes this is the most practical date to resume normal flight schedules, so that we can allow friends and families to reunite, commuters to go back to work, and allow those tourism based economies such as Spain, Portugal, Italy, Greece, France and others, to recover what is left of this year's tourism season.

Seats on all these flights are now on sale at www.Ryanair.com from 1 July, at prices which start from just €19.99 one way. We will continue to work closely with public health agencies to encourage our people and passengers to adopt practical and effective steps to limit the spread of Covid-19 virus, in the best interest of our passengers, our people and our communities".

https://www.ryanair.com/ie/en/useful-info/healthy-flying

ENDS

For further information
please contact:                                Alejandra Ruiz                       Piaras Kelly
                                                         Ryanair DAC                         Edelman Ireland
            Tel: +353-1-9451799              Tel: +353-1-6789333
            press@ryanair.com                ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 12 May, 2020

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary